SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                              INTERGOLD CORPORATION
                                (Name of Issuer)

                       Common Stock -- par value $0.00025
                         (Title of Class of Securities)

                                    000000000
                                 (CUSIP Number)

                              Diane D. Dalmy, Esq.
                              8965 W. Cornell Place
                            Lakewood, Colorado 80227
                                  303.985.9324
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 30, 2000
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b)for other parties to whom copies are to be sent.

-----------------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 0000000000
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1       NAME OF REPORTING PERSON:           Alexander Cox
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                    (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY

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4       SOURCE OF FUNDS
        DEBT
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                        [  ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Canada
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
                                   13,245,000 Shares of Common Stock
     NUMBER OF SHARES      -----------------------------------------------------
       BENEFICIALLY         8      SHARED VOTING POWER
         OWNED BY                  0
      EACH REPORTING       -----------------------------------------------------
          PERSON            9      SOLE DISPOSITIVE POWER
           WITH                    13,245,000 Shares of Common Stock
                            ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        13,245,000 Shares of Common Stock
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                    [   ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        16.32%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IND
--------------------------------------------------------------------------------

     This original Schedule 13D statement (the "Schedule") is filed on behalf of Alexander Cox ("Cox")as the reporting person hereunder, relative to the acquisition by Cox of certain shares of common stock issued by Intergold Corporation. Cox has not made any previous filings on Schedule 13D.

ITEM 1. SECURITY AND ISSUER.

     This Schedule relates to the voting common stock, $0.00025 par value, of Intergold Corporation ("IGCO"). IGCO maintains its principal executive offices at 5000 Birch Street, West Tower, Suite 240, Newport Beach, California 92660.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule is being filed by Alexander Cox, a citizen of Canada. The address for Cox is 428 - 755 Burrard Street, Vancouver, British Columbia, Canada V6Z 1X6.

     Pursuant to General Instruction C of Schedule 13D, the controlling person (the "Instruction C Person") and the information specified in items (a) through
(f) of Item 2 with respect to the Instruction C Person, are as follows:

--------------------------------------------------------------------------------
        Name                                          Business Address
--------------------------------------------------------------------------------

     Alexander Cox                                    428 - 755 Burrard St.
                                                      Vancouver, B.C.
                                                      Canada V6Z 1X6
--------------------------------------------------------------------------------

     Alexander Cox has the sole right to control the disposition of and vote the IGCO securities acquired.

     During the last five (5) years, the Instruction C Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     At the execution of the Settlement Agreement between IGCO and Alexander Cox dated March 30, 2000 (the "Settlement Agreement"), an aggregate of 8,844,900 shares of restricted common stock of IGCO were issued to Cox. The consideration exchanged for the securities of IGCO was the release and satisfaction by Cox of a debt owed by IGCO in the principal amount of $265,346.44. A copy of the Settlement Agreement between IGCO and Cox is filed herewith as Exhibit A.

ITEM 4. PURPOSE OF TRANSACTION

     The transaction described herein was undertaken for the purpose of satisfying the debt owed by IGCO to Cox as follows:

(i) IGCO had incurred debt inclusive of accrued interest in the aggregate amount of $265,346.44 with Cox for prior advances made by Cox to IGCO.

(ii) IGCO entered into the Settlement Agreement with Cox whereby Cox agreed to settle the debt owed to him by IGCO, and accept the issuance of restricted common shares of IGCO at the rate of $0.03 per share as settlement for all interest and principle due and outstanding to Cox as of the date of the Settlement Agreement.

(iii) IGCO desired to enter into the Settlement Agreement to clear IGCO's financial books of this and other liabilities in order that IGCO could proceed with other financings, and IGCO is not in a financial position to be able to pay cash to Cox for satisfaction of such debts.

     Pursuant to the instructions for items (a) through (j) of Item 4, Cox has plans as follows:

(a) As set forth in Item 3 of this Schedule, Cox has acquired 8,844,900 shares of restricted common stock of IGCO. As set forth in Item 2 of this Schedule, Alexander Cox has the sole power to vote 13,245,000 shares of restricted common stock of IGCO. Cox may consider the acquisition of additional securities of IGCO, the issuer, but has no present plans or proposals to do so.

(b) Cox has no present plans or proposals to cause a merger or effect a liquidation or reorganization of IGCO or to enter into extraordinary corporate transactions.

(c) Cox has no present plans or proposals to cause a sale or transfer of a material amount of assets of IGCO.

(d) Cox plans to exercise the voting rights associated with ownership of shares of common stock of IGCO.

(e) Cox has no present plans or proposals to cause a material change in the capitalization of IGCO.

(f) Cox has no present plans or proposals to make any other material change to the business or corporate structure of IGCO.

(g) Cox has no present plans or proposals to change IGCO's charter, bylaws or instruments corresponding thereto or to take other actions that impede the acquisition of control of IGCO by any person.

(h) Cox has no present plans or proposals to cause IGCO's common stock from not being quoted on the OTC Bulletin Board.

(i) Cox has no present plans or proposal relating to a class of securities of IGCO becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

(j) Cox has no present plans or proposals to take any action similar to any of those enumerated in (a) through (i) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of the close of business on March 30,2000, Cox beneficially owned 14,445,000 shares (or approximately 25.05% of the outstanding shares) of IGCO's common stock as follows:

              Holder                          Number of Shares
              ------                          ----------------


              Alexander Cox                   13,245,000

              Total                           13,245,000

(b) The Instruction C Person does not own any common or preferred shares of IGCO. Cox has sole power to vote or to direct the voting of the 13,245,000 common shares of IGCO.

(c) As of March 31, 2001, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving IGCO equity securities had been engaged in by Cox, or by any associates of said parties, nor do any of said parties have any right to acquire such securities.

(d) To the best knowledge and belief of the undersigned, no person other than Cox has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     No contracts, arrangements, understandings or relationships among the persons named in Item 2 exist with respect to securities of the issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

(a) Settlement Agreement dated March 30, 2000 between Intergold Corporation and Alexander Cox.


SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: April 1, 2001                      By: /s/ Alexander Cox
--------------------                     ---------------------
                                         Alexander Cox